February 25, 2013
TO:     British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Office of the Administrator of the Securities Act, New Brunswick
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Government of Yukon
Government of the Northwest Territories
Government of Nunavut
Toronto Stock Exchange

Dear Sirs:
RE: SEARS CANADA INC.

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

Date of Meeting:	April 25, 2013
Record Date for Notice and for Voting:	March 14, 2013
Beneficial Ownership Determination Date:	March 14, 2013
Material Mail Date:	March 26, 2013
Applicable Securities to receive Notice and to Vote:	Common
Type of Meeting:	Annual
Special Meeting:	No
Use of Notice-and-Access[1] for registered shareholders:	Yes[2]
Use of Notice-and-Access for beneficial shareholders:	Yes[3]
Sending proxy-related materials directly to Non Objecting Beneficial Owners:	No
Paying for Objecting Beneficial Owner proxy-related materials distribution:	Yes
Notice-and-Access Stratification Criteria:	See below[4]
CUSIP Number:	81234D-10-9

1 The Corporation will be relying on the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, which came into force on February 13, 2013 (“Notice-and-Access”).
2 For all shareholders who have consented to electronic delivery.
3 For all shareholders who have requested to receive proxy-related materials and have consented to electronic delivery.
4 Beneficial shareholders who have requested to receive proxy-related materials and have consented to electronic delivery, and registered shareholders who have consented to electronic delivery, will receive paper copies of a notice of meeting and a voting form and the other proxy-related materials through Notice-and-Access. All other beneficial shareholders who have requested to receive proxy-related materials and all other registered shareholders will receive paper copies of the proxy circular and other proxy-related materials.

This notification amends and restates Sears Canada Inc.'s previous notification dated February 15, 2013 to address the change in payment for distribution of proxy-related materials to Objecting Beneficial Owners. All other information from the February 15, 2013 notification is unchanged.

We trust you will find this to be satisfactory.
Yours very truly,
SEARS CANADA INC.

“Franco Perugini”

Associate General Counsel and Corporate Secretary
Tel: (416) 941-4413
Fax: (416) 941-2321